Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation III

Commission File No. 814-01345

File No. of Related Registration Statement: 333-281609

Your vote is urgently needed Dear fellow shareholder, According to our latest records, we have not yet received your vote for the Special Meeting of Shareholders of Blue Owl Capital Corporation (“OBDC”) to be held January 8th, 2025, in connection with OBDC’s proposed merger with Blue Owl Capital Corporation III (“OBDE”). Your vote is extremely important, no matter how many shares you hold. I believe the proposed merger between OBDC and OBDE is a compelling combination that will provide multiple benefits to shareholders. In short, I believe this transaction will: Streamline our direct lending platform; Enhance our scale through the acquisition of a high-quality, diversified portfolio offering significant investment overlap; Improve our trading liquidity profile; Increase our access to lower cost sources of debt; and Drive operational efficiencies and cost savings. Your support provides OBDC with these critical benefits, which we describe in more detail on the following page. The OBDC Board of Directors unanimously recommends that shareholders vote FOR both proposals listed in the joint prospectus / proxy statement you previously received. Please respond by voting FOR these proposals at any of the avenues below. Voting now will allow us to complete the Special Meeting without delay. If you have any questions about voting or need additional information, please call our proxy solicitor, Broadridge, at 1-866-584-0652. Thank you for your continued support. Sincerely, Craig W. Packer | Chief Executive Officer ONLINE QR CODE WWW.PROXYVOTE.COM WITH A SMARTPHONE Please have your proxy card in hand when accessing Vote by scanning the Quick Response Code or the website. There are easy-to-follow directions to help “QR Code” on the Proxy Card/VIF enclosed. you complete the electronic voting instruction form. PHONE MAIL WITHOUT A PROXY CARD VOTE PROCESSING Call 1-866-584-0652 Monday to Friday, 9:00 a.m to Mark, sign and date your ballot and return it 10:00 p.m. ET to speak with a proxy specialist. in the postage-paid envelope provided. WITH A PROXY CARD Call 1-800-690-6903 with a touch-tone phone to vote using an automated system. PROXY QUESTIONS ? Call 1-866-584-0652 BlueOwl-OBDC_ _Reminder-Mailer_ _d9.indd 1 12/5/24 2:19 PM

The Board of Directors has unanimously approved the agreement to merge with OBDE and the new Investment Advisory Agreement. The Board of Directors unanimously recommends that OBDC shareholders vote FOR each of the Merger Stock Issuance Proposal and the Advisory Agreement Amendment Proposal described in the enclosed joint prospectus / proxy statement. Transaction Rationale • Acquisition of a Known, High-Quality Portfolio of Assets – OBDC and OBDE employ the same investment strategy, and Blue Owl has been allocating the same investments to both funds since OBDE’s inception. As a result, approximately 90% of the investments in OBDE overlap with those of OBDC. The combination of two known, complementary portfolios, constructed and managed by the same centralized team, will facilitate portfolio consolidation and meaningfully mitigate potential integration risk. • Increased Scale and Diversification – The proposed merger will increase Shareholders are OBDC’s total investments by approximately 30%, meaningfully increasing the combined company’s scale. OBDC’s investment portfolio on a pro forma urged to vote basis at fair value is expected to increase to approximately $17.7 billion across 256 portfolio companies with an average position size of 0.4% as promptly “FOR” of June 30, 2024. Diversification is also critical to risk mitigation, reducing the proposals. reliance on the success of any one investment, and this proposed merger strengthens that effort. The combined company is expected to be the second largest externally managed, publicly traded BDC by total assets. Your vote is important, no matter how many • Improved Secondary Market Liquidity – The increased market shares you own. capitalization following the proposed merger may result in enhanced trading liquidity and potential for greater institutional ownership. If you have additional questions Elimination of a second diversified publicly traded BDC reduces arbitrage about how to vote your shares opportunities while streamlining Blue Owl BDCs’ organizational structure. or need assistance voting your shares, please call OBDC’s proxy • Well-Balanced Capital Structure and Increased Access to Long-Term, solicitor: Broadridge at Low-Cost, Flexible Debt Capital – The increased scale of the combined 1-866-584-0652 company may create potential for more diverse funding sources, while consolidating existing facilities. Greater scale and structural simplification could improve cost of debt and allow for more favorable financing terms over time. The combined company may benefit from OBDC’s higher investment grade credit ratings to drive additional funding cost savings. • Accretive to Net Investment Income (“NII”) – The proposed merger is expected to be accretive to NII over time, driven by operational savings through the elimination of duplicative expenses, which both OBDC and OBDE estimate could be in excess of $5 million in the first year. Additionally, NII should benefit further from incremental yield through portfolio mix optimization and cost savings from capital structure improvements over the long-term. For additional information, please visit the • Opportunity for Net Asset Value (“NAV”) Per Share Accretion – Investors – News & Events – Events & The terms of the transaction allow for potential NAV per share accretion Presentations tab on the OBDC website at to OBDC if shares of OBDC are trading above OBDC’s NAV per share at www.blueowlcapitalcorporation.com. the time of closing. Additionally, the structure allows for OBDE shareholder Please refer to the presentation titled Overview of the Proposed Merger Between consideration to be valued at a potential premium to OBDE’s NAV per OBDC and OBDE, and the full text of the share if shares of OBDC are trading above OBDC’s NAV per share at the proposals described in the joint prospectus / time of closing. proxy statement for the special meeting. BlueOwl-OBDC_ _Reminder-Mailer_ _d9.indd 2 12/5/24 2:19 PM

OPEN IMMEDIATELY -ACTION REQUIRED Voting is quick and easy. Please cast your vote today Merger on any device you prefer. Proposed DOCUMENTS REQUIRING YOUR IMMEDIATE ACTION ENCLOSED Go to proxyvote.com R97740-EPR

Your vote is missing and urgently needed. The special shareholder meeting will be held on January 8, 2025. You are receiving this because your account is not yet voted. Please vote your shares promptly by internet, telephone, or 0000 0000 0000 0000 mail. Simply follow the instructions on the enclosed form. 0000 0000 0000 0000 For your convenience, we’ve highlighted where you can find your NOTE: This is not an actual Control Number. Please refer to the proxy unique Control Number. card for your unique Control Number. If you have any questions or need assistance, please call 1-866-584-0652 Four ways to vote: 0000 0000 0000 0000 ONLINE PHONE QR CODE MAIL NOTE: This is not an actual Control 0000 0000 0000 0000 Number. Please refer to the voting instruction form for your unique PROXYVOTE.COM WITHOUT A PROXY CARD WITH A SMARTPHONE VOTE PROCESSING Control Number. Please have your proxy Call 1-866-584-0652 Vote by scanning the Mark, sign and date card in hand when Monday to Friday, 9:00 Quick Response Code or your ballot and return it accessing the website. a.m. to 10:00 p.m. ET to “QR Code” on the Proxy in the postage-paid There are easy-to-follow speak with a proxy Card/VIF enclosed. envelope provided. directions to help you specialist. complete the electronic WITH A PROXY CARD voting instruction form. Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

Forward-Looking Statements

Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of

OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC (the “Adviser”) to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Adviser to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this letter on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE have filed with the SEC and intend to mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement contains important information about OBDC, OBDE, the Merger and related matters. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in the Joint Proxy Statement. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

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